UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33709
CUSIP NUMBER:  16937S 10 2

(Check One):	Form 10-K ☐	Form 20-F ☐	Form 11-K ☐
Form 10-Q ☒	Form 10-D ☐	Form N-SAR ☐	Form N-CSR ☐

For Period Ended:  March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China Architectural Engineering, Inc.
Full Name of Registrant

N/A
Former Name if Applicable:

105 Baishi Road, Jiuzhou West Avenue
Address of Principal Executive Office (Street and Number)

Zhuhai 519070, People’s Republic of China
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the first quarter of 2009 will represent the first quarterly report that the Registrant will be filing as an Accelerated Filer, and hence, will be subject to the shorter filing timeframe set by the rules and regulations promulgated by the Securities and Exchange Commission.  The Registrant plans to file the aforementioned Form 10-Q in two days, on May 14, 2009 and is dedicating all necessary resources to meet that objective.  The Registrant experienced unanticipated delays in connection with the preparation and review of financial information, and, as a result, filing within the new, shortened timeframe would result unreasonable effort and expense.  Notwithstanding the foregoing, the Registrant will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date for such report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Li Chengcheng, CFO	86	755 26001633
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to unforeseen costs related to its international projects, higher operating expenses and interest expenses, the Registrant’s results of operations for the three months ended March 31, 2009 will be significantly less than the three months ended March 31, 2008.  For the three months ended March 31, 2008, the Registrant reported net income of approximately $5.2 million, and as of the date of this filing, the Registrant is expecting net income in the first quarter of 2009 that would be significantly less than that of the first quarter of 2008.   Upon the finalization of the Registrant's quarter-end closing processes, the Registrant will be able to report its complete results of operations in its Form 10-Q Quarterly Report, currently scheduled for May 14, 2009.

China Architectural Engineering, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2009	By:	/s/ Luo Ken Yi
Name: Luo Ken Yi
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).